Exhibit (e)(15)

Confidential

January 10, 2021

Michael A. Mullen

Dear Michael:

As discussed, assuming that the Merger Agreement (the “Merger Agreement”) by and among B. Riley Financial, Inc. (“BRF”), B. Riley Principal Merger Corp III, and National Holdings Corporation (the “Company”) closes, BRF will, or will cause the Company to, advance to you legal fees that you have incurred prior to the Effective Time (as defined in the Merger Agreement) within 30 days following the Effective Time with respect to the SEC subpoena you received. The advancement will be by wire transfer to Wilmer Cutler Pickering Hale and Dorr LLP in the amount of fees ($783,821) incurred with respect to your receipt of and response to the subpoena (the “Subpoena Matter”).

BRF further agrees that, if additional legal work is required in connection with the Subpoena Matter (whether in connection with such subpoena or any litigation arising therefrom), BRF shall or shall cause the Company to continue to advance legal fees and indemnify you for such further legal work (it being understood that if you are found to be have committed acts falling outside of the indemnification and director/officer insurance policies provided by BRF to its executives, you must reimburse the payor for such advanced funds described herein).

On behalf of B. Riley Financial, Inc.

/s/ Bryant Riley
Name	Bryant Riley
Title	Chairman

Agreed:

/s/ Michael A. Mullen	Date: 01/10/2021
Michael A. Mullen